

April 29, 2009

Mr. L.M. (Theo) de Kool
Chief Financial and Administrative Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

>   **Re: Sara Lee Corporation**
>   **Form 10-K for Fiscal Year Ended June 28, 2008**
>   **Filed August 27, 2008**
>   **Form 10-Q for Fiscal Quarter Ended December 27, 2008**
>   **Filed February 4, 2009**
>   **File No. 001-03344**

Dear Mr. de Kool:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 28, 2009

Exhibit 13 – Portions of Sara Lee's Annual Report to Stockholders

Financial Review of Consolidated Results – Income Tax Expense, page 16

1.   We note you cite several factors impacting your effective tax rate in 2008 (e.g. goodwill impairment, finalization of tax reviews & audits, receipt of contingent

sales proceeds, valuation allowance and foreign earnings). Please expand your disclosure throughout your Financial Review discussion to address the following:

· Identify those items which are expected to recur in future periods, particularly the next fiscal year.

· Provide insight as to the significant year-over-year trends so as to enable a determination of whether these factors have had an increasing or decreasing impact on your effective tax rate over the years presented.

· Provide expanded disclosure of the components and drivers of the decrease in your tax valuation allowance ($91 million benefit in 2008) beyond the $19 million attributed to the reversals in Germany.

· Provide insight as to why certain state deferred tax assets are not anticipated to be realizable and thus necessitate an increase in the valuation allowance.

In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Financial Review of Consolidated Results – Income Tax Expense, page 16

2.   Please tell us why no tax benefit has been recognized in relation to your income from discontinued operations of $14 million in 2008.

Liquidity, page 29

3.   We note you disclose the elimination of the cash flow from the Hanesbrands business has required you to remit a greater portion of the foreign earnings to the U.S. We also note you disclose fiscal year 2009 contractual obligations of $2,864 million. Please expand your disclosure to indicate how you plan to obtain the ongoing liquidity and capital resources necessary to meet your obligations and how you intend to continue to indefinitely reinvest portions of your unrepatriated earnings from foreign subsidiaries. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Significant Accounting Policies and Critical Estimates

Income Taxes, page 35

4.   Please expand your discussion and analysis to disclose your assumptions and estimates underlying your income tax valuation allowance; unrecognized deferred

> tax liabilities for undistributed earnings indefinitely invested in a foreign subsidiary; and uncertain tax positions. For example, you disclose that "Federal and state income taxes are provided on that portion of foreign subsidiaries income that is expected to be remitted to the U.S. and be taxable." Please expand your discussion and analysis disclosure to indicate how this amount was determined and the underlying estimates and assumptions.
>
> Please also expand your disclosure to discuss the variability that is reasonably likely to result over time from the uncertainties inherent in these assumptions and estimates. Consider disclosing a sensitivity analysis or discussing how your assumptions and estimates in prior periods have compared to actual results. Refer to Section V of Securities and Exchange Commission Release No. 33-8350, which can be found on the Commission's website at http://www.sec.gov/rules/interp/33-8350.htm. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Note 2 – Summary of Significant Accounting Policies

Accelerated Depreciation, page 48

5.   We note you refer to "accelerated depreciation" numerous times through your document in instances where your depreciation expense has increased as a result of a change in estimates. Please either tell us your basis within GAAP for recognizing "accelerated depreciation" separately from depreciation expense or remove these references from your filing (e.g. simply refer to this amount as depreciation). Alternatively, please limit your discussion of this incremental impact resulting from changes in depreciation expense to your management's discussion and analysis (within the context of explaining your results of operations and critical accounting policies).

Note 8 – Stock Based Compensation – Stock Unit Awards, page 61

6.   We note you disclose compensation expense is recognized in accordance with the provisions of FIN 28. Please note that FIN 28 was superseded upon the effectiveness of FAS 123R. Please confirm to us, if true, that compensation expense that would have been recognized pursuant to FAS 123R is not materially different from the compensation expense you recognized under FIN 28.

Note 15 – Intangible Assets and Goodwill Intangible Assets, page 63

7.   In regards to your reallocation of goodwill, we note you concluded the resulting adjustments are immaterial to your consolidated quarterly and annual financial

statements. Please provide us with your basis for conclusions and summary materiality assessments in accordance with SAB 99. Please ensure your assessment considers the materiality for each discrete financial statement period (including interim periods) as well as the cumulative carryover and reversing effect of prior period amounts for each subsequent period from 2006 through the second quarter of 2008 in accordance with SAB 108.

Note 18 – Financial Instruments and Risk Management – Fair Values, page 67

8.   Please expand your disclosure to include the related carrying amounts of the financial instruments for which your fair value disclosures have been made. The carrying amounts should be presented together with the related fair values in a format that makes it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amounts relate to what is reported in the statement of financial position. Refer to paragraph 10 of FAS 107. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Note 21 – Income Taxes, page 71

9.   Please expand your disclosure to indicate your policy on classification of interest and penalties in accordance with paragraph 20 of FIN 48. Please also expand your disclosure to indicate the total amounts of interest and penalties recognized in your statement of operations for each period presented. Refer to paragraph 21.c of FIN 48. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

10.   Within the first paragraph on page 73 we note you disclose "total unrecognized tax benefits that, if recognized, would affect [your] effective tax rate were $556 and $562 as of June 28, 2008 and June 30, 2007". We also note within your tabular roll forward of unrecognized tax benefits the balances were $617 and $619 as of June 28, 2008 and June 30, 2007, respectively. Please expand your disclosure to clarify the difference between these two amounts and reconcile the difference. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Exhibits 31.1 and 31.2 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

11.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact

form set forth in Item 601(b)(31) of Regulation S-K. We note the identification of the period of the report (e.g. "annual") included in paragraphs two and three of your certification, and the omission of the parenthetical notation from paragraph 4.d regarding the registrants fourth fiscal quarter. Please confirm to us that in future filings you will modify your certifications to be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 27, 2008

Consolidated Financial Statements Note 3 – Segment Information, page 8

12.   We note the change in your presentation of commodity derivatives within segments whereby you include mark-to-market gains and losses in general corporate expenses until such time that the exposure being hedged effects the earnings of the business segment, at which point the cumulative gain or loss previously recorded in general corporate expenses for the derivative instrument will be reclassified into the business segment's results. Please confirm, if true, that within your consolidated financial statements you present unrealized (mark-to-market) gains/losses in the same financial statement line as your realized gains/losses and tell us in which line these amounts are reported.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief